Smart Holdings, Inc.
647 Mill Point Dr.
Milford, MI 48381
(248) 321-0121

Thursday, March 1, 2007

Elaine Wolff
U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Smart Holdings, Inc. Commission File No.: 333-140810

Sirs/Ms:

Pursuant to Rule 461(a) of Regulation C, as promulgated under the Securities Act of 1933, acceleration of the Registration Statement of Smart Holdings, Inc. is hereby requested to 10:00 a.m. on March 7, 2007, or as soon thereafter as possible.

Registrant acknowledges the following:

1)	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.
2)
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3)	The company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank for your cooperation in this matter.

Dutifully,

Smart Holdings, Inc.

/s/ Mark Seifer
Mark Seifer, CEO